MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 AUG -9 AM 7:21

28th July, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03029144

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 8/11

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

28 July, 2003

MOL signed a €150 million term loan to complete its benchmark €750 million two-tranched financing

MOL Hungarian Oil and Gas Plc. hereby announces that it has signed and completed new facilities totalling €750 million, consisting:

- a €600 million 5-year multi-currency revolving facility agreement with a syndicate of international banks, already announced on 27 June 2003, and
- a €150 million 7-year term loan with the European Bank for Reconstruction and Development ("EBRD") signed on 28 July 2003.

This financing is notable on several fronts, as it includes the largest recorded unsecured commercial bank facility in the oil & gas sector in Central and Eastern Europe and the largest single EBRD commitment both in the natural resources sector in Central and Eastern Europe and also to a Hungarian borrower.

The overall size and oversubscription (upsized from the original €500 million) of the Facilities highlight the recognition of MOL's strategic position in the Central and Eastern European region and the strength of its bank relationships.

The proceeds of the commercial bank facility will be used for general corporate purposes, while the proceeds from the EBRD facility will be used to support planned environmentally-focused capital expenditure projects.

The two facilities were documented on similar terms. Moving forward, MOL intends to conclude its future financing deals with the same documentary conditions included in the present syndicated facility.

"MOL welcomes the completion of its landmark EUR 750 million financing package and as a key part of this, the EUR 150 million loan agreement signed with the European Bank for Reconstruction and Development. The completion of these transactions demonstrates the support of the banks for MOL's strategy to become the leading oil company in Central European region and to maintain quality leadership, while meeting high environmental standards." added Mr. Michel-Marc Delcommune, Group Chief Financial Officer of MOL.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924